EXHIBIT (a)(5)(vi)

News Release

FOR IMMEDIATE RELEASE

Contact:
Robert L. Johnson, President & CEO	Curt Kollar, CFO
706-645-1391	706-645-3237
bjohnson@charterbank.net	ckollar@charterbank.net

Charter Financial Corporation Announces Extension of

Its Modified Dutch Auction Tender Offer for Up To 1,000,000 Shares of Its

Common Stock

Until 5:00 P.M., on Wednesday, January 3, 2007

West Point, Georgia - December 13, 2006 – Charter Financial Corporation (NASDAQ: CHFN) today announced that it has extended its modified Dutch Auction tender offer to acquire up to 1,000,000 shares of its common stock at a purchase price of between $43.00 and $52.00 per share, net to the seller in cash, without interest, until 5:00 p.m., New York City time, on Wednesday, January 3, 2007.

The tender offer had previously been scheduled to expire at 5:00 p.m., New York City time, on Wednesday, December 20, 2006. As a result, stockholders may tender or withdraw their shares until 5:00 p.m., New York City time, on Wednesday, January 3, 2007. The offer is being extended to provide certainty to Charter Financial’s stockholders as to the closing of the transaction for year-end tax planning purposes.

Charter Financial has been advised by American Stock Transfer & Trust Company, the Depositary for the tender offer, that as of 5:00 p.m. on Tuesday, December 12, 2006, approximately 25 shares of common stock had been properly tendered and deposited with the Depositary and not withdrawn pursuant to the offer. Charter Financial has further been advised by the Depositary that, as of that time, it had not received any tenders by stockholders holding shares in street name.

Any stockholders who have any questions regarding the offer may contact Ryan Beck & Co., the Dealer Manager and Information Agent for the tender offer, toll free at 1-866-211-8719. Any stockholders who require tender offer materials may contact American Stock Transfer & Trust Company toll free at 1-877-248-6417. None of Charter Financial Corporation, its Board of Directors, the Dealer Manager and Information Agent or the Depositary makes any recommendation to stockholders as to whether to tender or refrain from tendering shares.

This press release is for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any shares. The offer to purchase Charter Financial’s common stock is only made through, and the foregoing is qualified in its entirety by reference to, a Tender Offer Statement on Schedule TO, including the Offer to Purchase dated November 21, 2006 and the related Letter of Transmittal, each filed as an exhibit to the Schedule TO, and all amendments thereto. Stockholders should read these materials carefully because they contain important information, including various terms and conditions of the tender offer. These documents are available free of charge at the Securities and Exchange Commission’s website at www.sec.gov.

Charter Financial Corporation is a savings and loan holding company and the parent of CharterBank, a full-service community bank and a federal savings institution. Charter Financial Corporation owns 4.4 million shares of Freddie Mac common stock with a market value of $294.3 million at September 30, 2006. CharterBank is headquartered in West Point, Georgia, and operates nine full-service branches on the I-85 corridor from LaGrange, Georgia, to Auburn, Alabama. CharterBank’s deposits are insured by the Federal Deposit Insurance Corporation.

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